PRESS RELEASE

For Immediate Release 19 May 2005 Media Inquiries Laura Fay 617.210.3867 lfay@evergreeninvestments.com Dan Flaherty 617.210.3887 dflaherty@evergreeninvestments.com

EVERGREEN INVESTMENTS TO PROPOSE THAT EVERGREEN UTILITIES AND HIGH INCOME FUND MAKE A TENDER OFFER TO REPURCHASE SHARES WITHOUT ODD LOT PROVISION

BOSTON – Evergreen Investments announced today that it would propose to the Board of Trustees of Evergreen Utilities and High Income Fund (AMEX:ERH) that the fund make a tender offer to repurchase up to 5 percent of the fund's outstanding shares at net asset value. The Board is expected to consider this recommendation at a meeting on June 15, 2005. The Board of Trustees’ consideration is subject to certain conditions set forth in the fund’s prospectus dated April 27, 2004.

As described in the fund's prospectus, under the Enhanced Liquidity Plan, the Board is required to consider repurchasing shares in the event that the fund's common shares trade at a discount to net asset value of greater than 5 percent for at least 15 out of 20 trading days during a predetermined measurement period. The measurement period commenced on April 29, 2005. As of the close of business on May 19, 2005, the fund had traded at a discount of greater than 5 percent for 15 days, initiating the recommendation that the Board consider a tender offer.

In previous tender offers under the fund's Enhanced Liquidity Plan, the fund purchased all shares tendered by shareholders who owned fewer than 100 shares and tendered them all in the tender offer, even if more than 5% of the fund's shares were tendered in the tender offer. The number of shares tendered by other shareholders was reduced pro rata based on the number of shares tendered by each shareholder, so that the fund purchased an aggregate of 5% of the fund's shares. Evergreen Investments is proposing to the Board that all shareholders, including those who own and tender fewer than 100 shares, be treated the same in this tender offer and future tender offers under the Enhanced Liquidity Plan, so that the fund will purchase a pro rata portion of the shares tendered by each shareholder.

In the event the Board approves the tender offer, the tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal, which would be mailed to shareholders on or about June 17

PRESS RELEASE

2005. Shareholders should read these documents carefully when they are available because they will contain important information. These documents will also be available to investors for free at the website of the Securities and Exchange Commission (www.sec.gov). The Offer to Purchase and Letter of Transmittal will also be able to be obtained at no charge by contacting EquiServe Trust Company, N.A., the fund's information agent, as provided in the Offer to Purchase.

About Evergreen Investments

Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business and is a leading asset management firm serving more than four million individual and institutional investors through a broad range of investment products. Led by 350 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Evergreen Investments manages more than $248 billion in assets (as of March 31, 2005). For more information on Evergreen, please visit www.evergreeninvestments.com.

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